Exhibit (n)(2)

Board of Directors and Stockholders

Stellus Capital Investment Corporation

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements of Stellus Capital Investment Corporation. (a Maryland corporation) referred to in our report dated March 3, 2016, which is included in the Prospectus and Registration Statement. Our audits of the basic financial statements included the Senior Securities table information contained in the Prospectus and Registration Statement on page 68, which is the responsibility of the Company's management. In our opinion, this Senior Securities table, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Grant Thornton LLP has not performed any procedures subsequent to the date of our report.

/s/ GRANT THORNTON LLP

Houston, Texas

February, 17, 2017